EXHIBIT 97

POLICY REGARDING RECOUPMENT OF COMPENSATION

Mission Category:	We are Committed to Our Shareholders
Policy Type:	Board of Directors
Responsibility:	Chief Human Resources Officer
Policy Approval Level:	Board of Directors Compensation Committee
Effective Date:	April 23, 2018
Revision Date:	October 24, 2023
Policy No.:	606

POLICY STATEMENT
This policy sets forth the conditions under which First Financial Bancorp or any of its subsidiaries (the “Company”) will seek reimbursement or forfeiture of certain incentive compensation paid to or received by (1) any current or former Executive Officer or (2) certain other associates of the Company.

REASON FOR POLICY

This policy is designed to protect the Company and its subsidiaries by creating a disincentive against fraud and other excessively risky or other harmful behaviors by the Company’s associates while strengthening the relationship between pay and Company performance.

WHO SHOULD READ THIS POLICY

•All First Financial associates
•Executive Management

POLICY
1. Recoupment of Erroneously Awarded Compensation from Executive Officers

In the event that the Board of Directors, a committee of the Board of Directors, or a court, regulator or other legally authorizing body determines that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting

Restatement”), the Company will reasonably promptly cancel, recoup or refuse to provide, any Incentive-Based Compensation that was or would be erroneously awarded to any current and former Executive Officer, without regard to the Executive Officer’s responsibility for the erroneous financial statements.

Definitions: For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including incentive-based compensation in the form of 1) stock awards, stock options, or other awards available under the Amended and Restated 2012 Stock Plan, the 2020 Stock Plan, or any successor stock plan, whether vested or unvested; 2) short-term incentive compensation; 3) individual bonus awards; or 4) payments to be made pursuant to any severance agreement, change in control agreement, or employment agreement. “Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission. “Executive Officer” shall have the meaning of such term in Rule 10D-1 of the Securities Exchange Act of 1934, as amended and Rule 5608 of the Nasdaq Listing Rules.

The amount of Incentive-Based Compensation that must be recovered pursuant to this Policy shall be equal to the amount that exceeds the amount that otherwise would have been received had the compensation been determined based on the restated amounts, computed without regard to any taxes paid (the “Erroneously Awarded Compensation”). For incentive-based compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the Accounting Restatement, the amount recovered must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the incentive-based compensation was received. Such estimate must be documented and disclosed to the Company’s listing exchange. For purposes of this Policy, recoverable incentive-based compensation will be deemed to be received in the fiscal period during which the financial reporting measure specified in the applicable incentive based compensation award is attained, even if the payment or grant occurred after the end of that period.

For purposes of this Policy, recoverable Incentive-Based Compensation means all Incentive-Based Compensation received on or after October 2, 2023 by an Executive Officer (i) after beginning service as an executive officer; (ii) who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation; (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (iv) during the three (3) completed fiscal years immediately preceding the date the Company is required to prepare a restatement, including any applicable period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years. For purposes of determining the relevant recovery period, the date that a Company is required to prepare an accounting restatement is the earlier to occur of:

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1.The date the Company’s board of directors, a committee of the board of directors, or the officer or officers of the Company authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or

2.The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

The Company’s obligation to recover erroneously awarded Incentive-Based Compensation is not dependent on if or when the restated financial statements are filed with the Securities and Exchange Commission.

Notwithstanding anything to the contrary, this Policy shall not apply to amounts paid, or accrued and unpaid, as the Executive Officer’s base salary through the last day of employment, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, or bonus awards that are based on subjective goals and goals unrelated to financial reporting measures.

The Company shall recoup the Erroneously Awarded Compensation unless the Compensation Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board of Directors, has made a determination that recovery would be impracticable because:

1.after reasonable attempts to recover such compensation directly, the Compensation Committee of the Board of Directors determines that the cost of hiring a third party to assist in enforcing this Policy would exceed the amount to be recovered. The attempts to recover the compensation must be documented and disclosed to Nasdaq;

2.in the opinion of regional legal counsel acceptable to Nasdaq, the recovery of such compensation would violate home country law where that law was adopted prior to November 28, 2022; or

3.recovery of such compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to all associates, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a).

2. Recoupment of Compensation from Certain Associates

Except where and as prohibited by applicable law, the Company shall have the right to defer, cancel or recoup any payment of, or refuse to provide, any incentive compensation to any associate in the event the Company determines in good faith, acting in its sole discretion, that:
1) The associate’s misconduct or negligence has resulted in an Accounting Restatement.

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2) An incentive compensation award was based on materially inaccurate data resulting from an associate’s fraud, willful misconduct, or gross negligence.

3) The incentive compensation paid or to be paid is related to willful misconduct or gross negligence that either has had, or could reasonably be expected to have, a significant adverse reputational or economic impact on the Company (regardless of financial restatement).

4) The Company becomes subject to any statute, regulation or other government direction that, in the opinion of legal counsel, requires the return of the incentive compensation paid to an associate.

The Company may require reimbursement or forfeiture of all or a portion of any incentive compensation paid to or received by an associate during the three-year period preceding the date on which the Company makes the above determination.

For purposes of this section, an act or omission will not be considered to constitute misconduct, willful or otherwise, if the person in good faith relied upon the advice of the Company’s legal counsel, external tax or accounting advisors of the Company, or the independent registered public accounting firm of the Company. For purposes of this section, “misconduct” may also include failure to report properly, or to take appropriate remedial action with respect to, willful misconduct or gross negligence by another person.

For purposes of this section, the recoupment determination shall be made on behalf of the Company by 1) the Compensation Committee of the Board of Directors with respect to any Executive Officer, and 2) by the Chief Executive Officer or his designee with respect to any other associate.

In determining whether to require reimbursement or forfeiture and, if so, the amount of reimbursement or forfeiture, the Compensation Committee and the Chief Executive Officer (or his designee), as applicable, may take into account such factors the Committee or Chief Executive Officer deems appropriate, including but not limited to the following considerations:

1.The extent to which any incentive compensation was based on the achievement of specified performance targets and, if so, whether any such incentive compensation would have been reduced had the misconduct not occurred.
2.The extent to which, prior to the public announcement of the events leading to an Accounting Restatement, the associate sold common shares of the Company and the amount of any sale proceeds received by the associate in excess of the amount that the associate would have received without the restatement.
3.The associate’s involvement in and accountability for the misconduct.
4.The likelihood of success in seeking reimbursement or forfeiture and the amount likely to be recovered relative to the effort and expense involved.
5.The extent to which the assertion of a reimbursement or forfeiture claim may prejudice the interests of the Company.
6.The passage of time since the occurrence of the act in respect of the applicable misconduct.
7.Any pending or threatened legal proceeding relating to the applicable misconduct and any actual or anticipated resolution relating thereto.
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8.The tax consequences to the Company and the affected associate.

3. General Provisions

A.The Company is prohibited from indemnifying any current or former Executive Officer against (i) the loss of Erroneously Awarded Compensation that is recouped pursuant to this Policy or (ii) any claims related to the Company’s enforcement of this Policy.
B.The Company will file all disclosures with respect to this Policy as required by the Securities and Exchange Commission.
C.The Company may take any action permitted by law to recover amounts recoverable under this policy from an associate.
D.The Compensation Committee, with respect to Executive Officers, and the Chief Executive Officer, with respect to other associates, shall each have full and final authority to make all determinations required under this Policy and all such determinations shall be final and binding on all persons.
E.The rights and remedies in this policy are cumulative and not exclusive of any other rights or remedies that may be available to the Company or any of its subsidiaries, whether provided by law, equity, statute, agreement, or otherwise.
F.This policy is separate from and in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 (“Section 304”) that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer. Any amounts paid to the Company by the Chief Executive Officer and Chief Financial Officer pursuant to Section 304 shall be considered in determining any amount of Erroneously Awarded Compensation under this Policy.

RELATED REFERENCES

Procedure Related to Policy:	Not applicable
Regulation/Statute Related to Policy:	Rule 10D-1 of the Securities and Exchange Act of 1934 17 C.F.R. 229.402 Nasdaq Rule 5608;
Training Related to Policy:	Not applicable
External Documents:	Not applicable

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